September 18, 2017

Via e-mail and EDGAR

Christina E. Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Herbalife Ltd.

Schedule TO-I filed on August 21, 2017

Schedule TO-I/A filed on August 28, 2017

File No. 005-80216

Dear Ms. Chalk:

On behalf of our client, Herbalife Ltd. (“Herbalife” or the “Company”), set forth below are Herbalife’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the comment letter, dated September 7, 2017 (with each Staff comment noted below in italics) (the “Comment Letter”), with respect to the Schedule TO-I filed by Herbalife on August 21, 2017 (as amended by the Schedule TO-I/A filed by Herbalife on August 28, 2017, the “Schedule TO”), the Offer to Purchase, dated August 21, 2017, attached thereto as an exhibit (the “Offer to Purchase”), and the Form of Contingent Value Rights Agreement, also attached thereto as an exhibit (the “CVR Agreement” and, together with the Schedule TO and the Offer to Purchase, the “Tender Offer Materials”). Attached hereto is Amendment No. 2 to the Schedule TO (“Amendment No. 2”), which includes as an exhibit an Amended and Restated Offer to Purchase containing changes and revisions in response to the Staff’s comments. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Tender Offer Materials.

Schedule TO-I filed August 21, 2017 – Item 10. Financial Statements

1.	Please explain in your response letter why you do not believe that the financial information showing the pro forma effect of the Offer on the Company is material. See Item 1010(b) of Regulation M-A. In this regard, we note that at the minimum purchase price of $60.00 per share in the Offer, you would be repurchasing 10.64% of the total issued and outstanding common shares.

Response:

Herbalife acknowledges the Staff’s comment and respectfully advises the Staff that Herbalife’s financial statements, including those showing the pro forma effect of the Offer on Herbalife, are not material to a Herbalife shareholder’s decision whether to tender or hold common shares. Instruction 2 to Item 10 of Schedule TO provides that “[f]inancial statements are not considered material when: (a) [t]he consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either: (c) the offeror is a public reporting company under Section 13(a) or 15(d) of the [Securities Exchange] Act [of 1934] that files reports electronically on

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EDGAR, or (d) the offer is for all outstanding securities of the subject class.” 17 C.F.R. § 240.14d-100. Herbalife is a public reporting company under Section 13(a) of the Exchange Act, and the Offer is not subject to any financing conditions. In addition, the consideration offered to shareholders in the Offer consists solely of cash and a CVR, which the Company believes (for the reasons described below) does not constitute a security within the meaning of Section 2(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”), and complies with each of the conditions set forth in prior no-action letters issued by the Staff with respect to contingent value rights. See Herbalife’s response to Question 4 below. Thus, Herbalife believes financial information showing the pro forma effect of the Offer is not material, and thus not required disclosure, because the Offer satisfies the safe harbor from materiality set forth in Instruction 2 to Item 10 of Schedule TO.

In addition, while Herbalife acknowledges the Company could potentially purchase up to 10.64% of Herbalife’s issued and outstanding common shares, we respectfully advise the Staff there are several Dutch auction self-tender offers, each of which could have potentially resulted in the repurchase of more than 10% of the outstanding shares of the applicable issuer and which commenced in the past six months, where the issuer did not provide any financial information, including the pro forma effect of the applicable offer:

•	White Mountains Insurance Group, Ltd. self-tender offer for up to approximately 11.53% of its outstanding shares launched on August 17, 2017;

•	PHH Corporation tender offer for up to approximately 38.55% of its outstanding shares launched on August 11, 2017;

•	Tropicana Entertainment Inc. self-tender offer for up to approximately 22.65% of its outstanding shares launched on June 23, 2017; and

•	CIT Group Inc. tender offer for up to approximately 31.55% of its outstanding shares launched on April 27, 2017.

Finally, we point out, based on the current trading price of the Herbalife common shares (with a price of $68.49 per share on the New York Stock Exchange at the close of trading on September 15, 2017), it is unlikely the Cash Purchase Price will be set at $60.00 per share. Instead, at this time it appears more likely the Cash Purchase Price will be set closer to the maximum $68.00 per share, as shareholders are unlikely to tender their common shares into the Offer at a price per share that is below what they could obtain for such shares in open market transactions today. As an example only, if the Cash Purchase Price is ultimately set at $68.00 per share, the Company would acquire a maximum of 8,823,529 common shares, which represents only 9.39% of Herbalife’s outstanding common shares as of September 14, 2017.

Exhibit 99(A)(1)(A) – Offer to Purchase

Cover Page

2.	Revise the cover page and elsewhere in the Offer to Purchase, where appropriate, to highlight that tendering shareholders may only receive a cash payment if their tendered shares are purchased and that they should not rely on receiving an additional payment under the CVRs when making their investment decisions.

September 18, 2017

Response:

In response to the Staff’s comment, the cover page of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpts:

“If our purchase of all shares properly tendered at or below the Cash Purchase Price and not properly withdrawn in the Offer would result in an aggregate Cash Purchase Price of more than $600 million, we will purchase all shares properly tendered at or below the Cash Purchase Price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which we will purchase on a priority basis, and except for each conditional tender whose condition was not met, which we will not purchase. Tendering shareholders will receive a cash payment only if their tendered shares are purchased. Shares properly tendered, but not purchased pursuant to the Offer will be returned to the tendering shareholders at our expense promptly after the Offer expires. See Section 3.

[…]

You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. Also, an additional payment, if any, pursuant to the terms of the CVR will only be made under the limited circumstances set forth in the CVR Agreement; therefore, you should not assume you will receive an additional payment pursuant to a CVR when making your investment decision and no assurances can be given in this regard. Neither the directors or executive officers of the Company nor Mr. Carl C. Icahn and all of his controlled affiliates holding shares (together, the “Icahn Entities”) intend to tender any of their shares in the Offer or otherwise sell or dispose of any common shares during the pendency of the Offer. See Section 2.”

In addition, the penultimate paragraph on page 1 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“The Cash Purchase Price will be the lowest price per share not greater than $68.00 nor less than $60.00 per share (in multiples of $0.25) at which shares have been properly tendered in the Offer that will enable us to purchase the maximum number of shares for an aggregate Cash Purchase Price of up to $600 million. If fewer than such number of shares as would enable us to purchase shares pursuant to the Offer for an aggregate Cash Purchase Price of up to $600 million are properly tendered, we will select the lowest price that will allow us to buy all the shares that are properly tendered. All shares we purchase will be purchased at the same Cash Purchase Price, even if you have tendered at a lower cash price (or are deemed to have tendered at a lower cash price), but we will not purchase any shares tendered above the Cash Purchase Price. The Company will make a cash payment to tendering shareholders only if we have purchased their tendered shares. We will not purchase any shares from shareholders who do not properly tender any of their common shares pursuant to the Offer prior to the Expiration Time.”

September 18, 2017

In addition, the final paragraph on page 6 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“The Board has unanimously approved the Offer. However, none of Board, the Company, the Depositary and Paying Agent or the Information Agent is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the purchase price or purchase prices at which your shares should be tendered. In so doing, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. Also, an additional payment, if any, pursuant to the terms of the CVR will only be made under the limited circumstances set forth in the CVR Agreement; therefore, you should not assume you will receive an additional payment pursuant to a CVR when making your investment decision and no assurances can be given in this regard. See Section 2.”

In addition, the fifth paragraph on page 11 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“If our purchase of all shares properly tendered at or below the Cash Purchase Price and not properly withdrawn in the Offer would result in an aggregate Cash Purchase Price of more than $600 million, we will purchase all shares properly tendered at or below the Cash Purchase Price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which we will purchase on a priority basis, and except for each conditional tender whose condition was not met, which we will not purchase. Tendering shareholders will receive a cash payment only if their tendered shares are purchased. Shares tendered but not purchased pursuant to the Offer will be returned to the tendering shareholders at our expense promptly following the Expiration Time. See Section 1.”

In addition, the first paragraph on page 12 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“The Board has unanimously approved the Offer pursuant to the recommendation of the Committee. However, none of the Board, the Committee, the Company, the Depositary and Paying Agent nor the Information Agent is making any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. Also, an additional payment, if any, pursuant to the terms of the CVR will only be made under the limited circumstances set forth in the CVR Agreement; therefore, you should not assume you will receive an additional payment pursuant to a CVR when making your investment decision and no assurances can be given in this regard. See Section 2.”

September 18, 2017

In addition, the final paragraph on page 13 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“If our purchase of all shares properly tendered at or below the Cash Purchase Price and not properly withdrawn in the Offer would result in an aggregate Cash Purchase Price of more than $600 million, we will purchase all shares properly tendered at or below the Cash Purchase Price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which we will purchase on a priority basis, and except for each conditional tender whose condition was not met, which we will not purchase. All shares we acquire in the Offer will be acquired at the same Cash Purchase Price regardless of whether you tendered your shares, or are deemed to have tendered your shares, at a lower cash price. We will not purchase any shares from shareholders who do not properly tender any of their common shares pursuant to the Offer prior to the Expiration Time. Tendering shareholders will receive a cash payment only if their tendered shares are purchased. Shares tendered but not purchased pursuant to the Offer will be returned to the tendering shareholders at our expense promptly after the Offer expires.”

In addition, the third paragraph on page 16 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“The Board has unanimously approved the Offer pursuant to the recommendation of the Committee. However, none of the Board, the Committee, the Company, the Depositary and Paying Agent nor the Information Agent is making any recommendation to any shareholder as to whether to tender or refrain from tendering any shares or as to the purchase price or purchase prices at which shareholders may choose to tender their shares. We have not authorized any person to make any such recommendation. Shareholders should carefully evaluate all information in the Offer. Shareholders are also urged to consult with their tax advisors to determine the consequences to them of participating or not participating in the Offer, and should make their own decisions about whether to tender shares and, if so, how many shares to tender and the cash purchase price or cash purchase prices at which to tender. In doing so, ~~you~~ shareholders should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal. Also, an additional payment, if any, pursuant to the terms of the CVR will only be made under the limited circumstances set forth in the CVR Agreement; therefore, shareholders should not assume they will receive an additional payment pursuant to a CVR when making their investment decisions and no assurances can be given in this regard.”

Finally, the fourth paragraph on page 23 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“All shares we acquire in the Offer will be acquired at the same Cash Purchase Price regardless of whether you tendered your shares at a lower cash price. We will not purchase any shares from shareholders who do not properly tender any of their common shares pursuant to the Offer prior to the Expiration Time. Subject to the conditions of the Offer, only shares properly tendered, or

September 18, 2017

deemed properly tendered, at prices at or below the Cash Purchase Price will be eligible for purchase in the Offer. If our purchase of all shares properly tendered at or below the Cash Purchase Price and not properly withdrawn in the Offer would result in aggregate Cash Purchase Price of more than $600 million, we will purchase all shares properly tendered at or below the Cash Purchase Price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which we will purchase on a priority basis, and except for each conditional tender whose condition was not met, which we will not purchase. Tendering shareholders will receive a cash payment only if their tendered shares are purchased. Shares tendered but not purchased pursuant to the Offer will be returned to the tendering shareholders at our expense promptly after the Expiration Time.”

Important

3.	You state that shareholders who wish to maximize their chance of having their tendered shares purchased should check the box on the Letter of Transmittal captioned “Shares Tendered at Cash Price Determined Under the Offer.” Here and where similar disclosure appears later in the Offer to Purchase, note that doing so increases the chances that the Cash Purchase Price will be the lowest price in the range ($60.00).

Response:

In response to the Staff’s comment, the third paragraph on the page marked “Important” of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“If you wish to maximize the chance that your shares will be purchased at the Cash Purchase Price, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Cash Price Determined Under the Offer.” If you agree to accept the cash purchase price determined in the Offer, your shares will be deemed to be tendered at the minimum price of $60.00 per share. Checking the box captioned “Shares Tendered at Cash Price Determined Under the Offer” will increase the possibility that the Cash Purchase Price will be set at $60.00 per share.”

In addition, the last paragraph on page 1 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“If you wish to maximize the chance that your shares will be purchased, you should check the box of the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined under the Offer” indicating that you will accept the Cash Purchase Price. If you agree to accept the Cash Purchase Price determined in the Offer, your shares will be deemed to be tendered at the minimum price of $60.00 per share. Checking the box captioned “Shares Tendered at Cash Price Determined Under the Offer” will increase the possibility that the Cash Purchase Price will be set at $60.00 per share.”

In addition, the penultimate paragraph on page 18 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

September 18, 2017

“If tendering shareholders wish to maximize the chance that their shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Cash Price Determined Under the Offer.” For purposes of determining the cash component of the purchase price, those shares that are tendered by shareholders agreeing to accept the purchase price determined in the Offer will be deemed to be tendered at the minimum price of $60.00 per share. Checking the box captioned “Shares Tendered at Cash Price Determined Under the Offer” will increase the possibility that the Cash Purchase Price will be set at $60.00 per share. See Section 8 for recent market prices for the shares.”

What is a CVR?, page 2

4.	In your response letter, please provide your analysis as to whether the CVRs to be issued in exchange for tendered shares in this Offer constitute “securities” within the meaning of Securities Act Section 2(a)(1). To the extent that you are relying on prior no-action letters regarding contingent value rights, your analysis should demonstrate that the CVRs comply with the conditions of those letters.

Response:

Herbalife respectfully advises the Staff that the CVRs described in the Offer to Purchase are not “securities” within the meaning of Section 2(a)(1) of the Securities Act.

The CVRs would provide holders a contractual right to receive a cash payment, without interest and less any applicable tax withholding, upon the consummation of a Going Private Transaction (as defined in the CVR Agreement) within two years of the commencement of the Offer. The precise amount of the contingent cash payment would be calculated as the difference between the value shareholders receive, per share, in the Going Private Transaction and the Cash Purchase Price, less any adjustments for matters as the Company in good faith deems relevant (such as forward share splits, reverse share splits and similar matters that may occur in the intervening time).

Staff No-Action Letter Precedents

The Staff has consistently taken the position it would not recommend enforcement action if, in connection with a proposed merger or tender offer, contingent payment rights, having the same essential characteristics as the CVRs, were not registered under the Securities Act. The Staff has noted the following factors when granting such no-action relief:

(1)	the rights are an integral part of the consideration to be received in the merger or tender offer and will be granted pro-rata;

(2)	the rights do not represent any ownership or equity interest and do not carry voting or dividend rights;

(3)	the rights do not bear a stated rate of interest;

September 18, 2017

(4)	the rights are nontransferable, except by operation of law or by will or intestacy; and

(5)	the rights will not be evidenced by any form of certificate or instrument.

See, e.g., Marriot Residence Inn Ltd. P’ship II (avail. May 8, 2002); Marriot Residence Inn Ltd. P’ship (avail. Feb. 20, 2002); Quanex Corp. (avail. July 28, 1989); Genentech Clinical Partners (avail. Apr. 18, 1989); GID/TL, Inc. (avail. Mar. 21, 1989); First Boston, Inc. (avail. Dec. 2, 1988); Minnesota Mining and Mfg. Co. (avail. Oct. 13, 1998); Essex Commc’n Corp. (avail. June 28, 1988); Slater Dev. Corp. (avail. Apr. 7, 1988); Lorimar, Inc. (avail. Nov. 4, 1985); and Star Supermarkets, Inc. (avail. Dec. 22, 1982).

In addition to the foregoing factors, in many (but not all) no-action letters the Staff has sought confirmation that any amount ultimately paid to the selling shareholders pursuant to a contingent value right will not depend on the operating results of a surviving company or any constituent company to an applicable merger. See Genentech Clinical Partners (avail. Apr. 18, 1989) and Northwestern Mutual Life Insurance Co. (avail. Mar. 3, 1983); but see Minnesota Mining and Mfg. Co. (avail. Oct. 13, 1998). When the Staff has considered whether any contingent payments will depend on a company’s operating results, it has applied this requirement narrowly to find, for example, that milestones related to revenues generated by particular products do not depend on the overall operating results of the applicable company and granted no-action relief. See Genentech Clinical Partners (avail. Apr. 18, 1989); GID/TL, Inc. (avail. Mar. 21, 1989); and Essex Commc’n Corp. (avail. June 28, 1988).

Recent Transactions

The criteria established in the Minnesota Mining and Mfg. Co. no-action letter, and in the subsequent no-action letters issued by the Staff noted above, are well-established and have been relied on in numerous transactions involving contractual contingent payment rights that were not registered under the Securities Act, including but not limited to the following recent transactions:

•	Allergan plc and Sapphire Acquisition Corp’s (the “Allergan Parties”) 2016 tender offer for all of the outstanding shares of Tobira Therapeutics, Inc., in which the Allergan Parties agreed to pay $28.35 for each share of Tobira, plus a nontransferable contingent value right payable upon certain milestones related to the trial, approval, and launch of a new, experimental drug.

•	BioMarin Falcons B.V. and BioMarin Giants B.V.’s 2015 acquisition of Prosensa Holding N.V., in which BioMarin Falcons B.V. and BioMarin Giants B.V. agreed to pay, for each issued and outstanding ordinary share of Prosensa Holding N.V., $17.75, plus a nontransferable contingent value right, which represented the contractual right to receive cash payments upon the achievement of certain product approval milestones.

•	Daiichi Sankyo Company, Ltd’s 2014 tender offer for all of the outstanding shares of Ambit Biosciences Corporation, in which Daiichi Sankyo agreed to pay, for each share of Ambit Biosciences, $15 plus a nontransferable contingent value right to receive cash payments upon the achievement of certain commercialization milestones related to the launch in the United States of products approved to treat certain conditions.

September 18, 2017

•	Forest Laboratories, Inc.’s 2014 acquisition of Furiex Pharmaceuticals, Inc., in which Forest Laboratories agreed to pay, for each share of Furiex Pharmaceuticals, $95 plus a nontransferable contingent value right to receive cash payments upon the achievement of certain regulatory milestones related to U.S. Food and Drug Administration approval of new drug applications.

•	Cubist Pharmaceuticals, Inc.’s 2013 acquisition of Trius Therapeutics, in which Cubist agreed to pay, for each share of Trius Therapeutics, $13.50 plus a nontransferable contingent value right to receive up to $2 per share upon the achievement of certain milestones based on net sales of certain products.

•	Echo Pharma Acquisition Limited’s 2013 tender offer for all of the outstanding shares of Elan Corporation, plc, in which Echo Pharma Acquisition Limited agreed to pay, for each share of Elan Corporation, $13 plus a nontransferable contingent value right, which entitled the holder to receive up to an additional $2.50 per share, payable upon the achievement of certain regulatory and commercial milestones.

The CVRs

As described below, the CVRs in the Offer have the same five essential characteristics the Staff has identified in the cited no-action letters. Similarly, these same characteristics were present in the recent transactions listed above:

(1)	The CVRs will be an integral part of the consideration to be received by the holders of tendered common shares in the Offer because, as discussed in Section 2 of the Offer to Purchase, they allow tendering shareholders to obtain liquidity for their common shares while retaining the right to benefit from any premiums paid with respect to such common shares in any subsequent Going Private Transaction consummated within two years of the commencement of the Offer, and the Company believes it is appropriate to provide tendering shareholders adequate value (price protection) for their tendered shares if a Going Private Transaction occurs during that time frame. Moreover, the CVRs will be granted to such tendering shareholders pro-rata, as described in Section 1 of the Offer to Purchase.

(2)	The CVRs will not represent any equity or ownership interest in Herbalife and will not carry any voting or dividend rights. See Section 2.5 of the CVR Agreement.

(3)	The CVRs will not bear any stated interest. See Section 2.5(a) of the CVR Agreement.

(4)

The CVRs will be nontransferable except (a) upon the death of the holder, by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) pursuant to a court order of a court of competent jurisdiction (including in connection with divorce, bankruptcy or

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liquidation); or (d) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity. See Section 2.2(a) of the CVR Agreement.

(5)	The CVRs will not be evidenced by any certificate or other instrument. See Section 2.3(a) of the CVR Agreement.

In addition, any amount ultimately paid to shareholders pursuant to the CVRs will not depend upon the general operating results of Herbalife. Rather, the consideration paid in a Going Private Transaction, which will form the basis for any amounts that become payable pursuant to the CVRs, will depend on the price per share a willing buyer offers to pay for outstanding shares of Herbalife in connection with any such Going Private Transaction.

Accordingly, Herbalife respectfully submits the CVRs fit squarely within the long line of no-action letters issued by the Staff on this topic and thus are not “securities” within the meaning of Section 2(a)(1) of the Securities Act.

5.	In your response letter, tell us how the CVRs comply with the prompt payment requirements of Rule 13e-4(f)(5). Tell us whether the rights that shareholders will receive are enforceable under state law and the Company’s jurisdiction of incorporation immediately after acceptance of tendered shares.

Response:

Prompt Payment

Herbalife respectfully advises the Staff the CVRs comply with the prompt payment requirements of Rules 13e-4(f)(5) and 14e-1(c) promulgated under the Exchange Act because (i) as described in the Offer to Purchase and the CVR Agreement, Herbalife will enter into the CVR Agreement with Computershare Trust Company, N.A. (“Computershare”) promptly after the Expiration Time, which will grant CVRs to tendering shareholders whose shares are accepted for purchase in the Offer and name such tendering holders as third party beneficiaries (as discussed in more detail below); and (ii) the CVRs will not be a deferred cash payment to tendering shareholders, but rather a contractual right to receive additional cash payments if, and only if, certain specified events occur in the future as defined in the CVR Agreement. Thus, tendering shareholders whose common shares are accepted for purchase will receive the CVR component of the consideration promptly after expiration of the Offer. In addition any cash payments that become payable pursuant to the CVRs will be distributed to the holders of the CVRs promptly following the consummation of any Going Private Transaction. See Section 5 of the Offer to Purchase; and Sections 2.1(a) and 2.4(b) of the CVR Agreement.

The Staff has consistently granted no-action relief, and has not objected to the payment of consideration, in a tender offer that includes a contractual value right to receive an additional payment at a future point in time upon the occurrence of a specified event. For example, in Boston Scientific Corporation’s 2005 tender offer to acquire all outstanding shares of common

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stock of Rubicon Medical Corporation, Boston Scientific agreed to pay an “Additional Payment” to tendering shareholders if certain milestones related to FDA approval of a medical device were achieved, with no further action required on the part of the holders. In response to a similar SEC comment, Boston Scientific wrote the following in its May 17, 2005 response letter:

The component of consideration represented by the Additional Payments will in fact be paid in compliance with the prompt payment rule, because the consideration is not the cash itself that might be paid in the future, but instead the right to receive the Additional Payments in cash if and only if certain milestones are achieved. Tendering shareholders will obtain the right to receive the Additional Payments precisely at the same time as the cash component of the consideration is paid to the stockholder in compliance with Rule 14e-1(c).

Boston Scientific subsequently accepted for payment, and paid for, shares of Rubicon in the tender offer, and the consideration paid included the contractual right to receive the Additional Payments in the event the milestones related to FDA approval were achieved.

The CVRs that are a component of the consideration in the Offer are substantially similar to the Additional Payments offered by Boston Scientific in its tender offer for Rubicon Medical Corporation. Like the right to receive Additional Payments, the CVRs represent rights to receive cash if, and only if, certain future events occur, with no further action required on the part of the holders. The CVRs will be obtained by tendering shareholders at the same time as the cash component of the consideration is paid to tendering shareholders. Accordingly, Herbalife shares the view expressed by Boston Scientific in its response at the time to the Staff that the receipt by a tendering security holder, upon acceptance of his or her securities in the offer, of a contractual right to a contingent future payment complies with Rules 13e-4(f)(5) and 14e-1(c).

The Company also believes the payment of the CVRs in the Offer is consistent with the policy objectives of Rule 14e-1(c). Rule 14e-1(c) was adopted to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time.” Release 34–16384 (November 29, 1979). As noted in the final rulemaking release adopting Rule 14e-1(c), “a memorandum from the Division of Corporation Finance which was submitted to the Senate Committee considering the Williams Act amendment pursuant to the request […] for examples of how the Commission proposed to implement the grant of rulemaking authority under Section 14(e) identified one area to be addressed by the rulemaking authority as the situation in which […] [t]he person who makes a tender offer may fail (a) to pay for securities purchased, or (b) to return to their owner’s [sic] securities not purchased promptly upon the termination of the tender offer in accordance with the practices of the financial community for settlement of transactions, usually within five days.” Id. at n. 36. The common shares tendered by Herbalife shareholders will not be “tied up” because Herbalife will promptly pay tendering shareholders the cash consideration offered, and the CVRs, which are immediately enforceable by shareholders (as discussed below). Thus, Herbalife does not believe the payment in the Offer of consideration that includes a CVR component raises the concerns that Rules 13e-4(f)(5) and 14e-1(c) were designed to address.

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For the foregoing reasons Herbalife respectfully submits the CVRs will comply with the prompt payment requirements of Rules 13e-4(f)(5) and 14e-1(c).

Enforceability

Pursuant to Section 6.5 of the CVR Agreement, the CVR Agreement will be interpreted, construed and governed by and in accordance with laws of the State of New York. In addition, Section 6.4 of the CVR Agreement provides that “each of the [CVR holders] shall be an intended third party beneficiary of [the CVR] Agreement.” Under New York law, the rights of a third party beneficiary are enforceable if (1) a valid and binding contract exists between the other parties, (2) the contract was intended for the benefit of the third party beneficiary and (3) the benefit to such third party beneficiary is sufficiently immediate, rather than incidental, to indicate the assumption by the contracting parties of a duty to compensate such third party beneficiary if the benefit is lost. See Synovus Bank of Tampa Bay v. Valley National Bank, 487 F.Supp.2d 360, 368 (S.D.N.Y.2007) (quoting BDG Oceanside, LLC v. RAD Terminal Corp., 14 A.D.3d 472, 473, 787 N.Y.S.2d 388, 390 (2d Dep’t 2005)). Additionally, “New York law requires that the parties’ intent to benefit a third-party be shown on the face of the contract.” Id. (citing Strauss v. Belle Realty Co., 98 A.D.2d 424, 428, 469 N.Y.S.2d 948, 951 (2d Dep’t 1983)). The CVR Agreement satisfies each of the requirements referenced in the cases above. The Company believes the CVR Agreement, when executed following the expiration of the Offer, will be valid and binding, with sufficient consideration being exchanged between both parties, including Herbalife agreeing to indemnify Computershare and reimburse it for its costs and Computershare agreeing to administer the CVRs. See Sections 2.1(c), 3.2(e) and 3.2(f) of the CVR Agreement. In addition, Section 6.5 of the CVR Agreement explicitly provides that CVR holders are intended third party beneficiaries of the CVR Agreement, and the CVR Agreement will be entered into solely to provide CVRs to the tendering shareholders as an integral component of the consideration provided in the Offer.

In addition, Herbalife understands from its Cayman Island’s counsel the CVR Agreement is valid, binding and enforceable in accordance with its terms under its governing law and any other relevant laws, and the CVR Agreement will be enforceable against Herbalife under the applicable laws of the Cayman Islands, where the Company is incorporated.

For the foregoing reasons, Herbalife respectfully submits the CVR Agreement (when executed and delivered) will be an enforceable contract, providing third party beneficiary rights to shareholders, under the laws of the State of New York, and to the extent applicable, the laws of the Cayman Islands.

How will the CVR Payment Amount be calculated?, page 2

6.	In an appropriate section of the Offer to Purchase, include additional information about the CVRs to be issued in exchange for tendered shares, with emphasis on the fact that the CVRs may not result in any additional value for tendering holders. Some matters to be addressed in the expanded disclosure include the following:

September 18, 2017

•	the risks associated with the CVRs, including, for example, that a Going Private Transaction may not occur at all, may occur after the expiration of the CVRs, or that a sale may be completed at a per share price at or lower than the Cash Purchase Price in the Offer; and

•	additional details about any fees or expenses that may be deducted from any CVR payment amount, including the types of fees that could be incurred and their approximate percentage and whether any fees or expenses would be payable to the Company or its affiliates.

Response:

In response to the Staff’s comment, the following new language has been inserted in Amendment No. 2 into the disclosure at the top of page 3 of the Offer to Purchase:

“Is it possible a CVR holder will not receive any cash payment pursuant to the CVR?

Yes. Holders of CVRs will not receive any cash payment pursuant to the CVRs unless (i) a Going Private Transaction is consummated within two years of the commencement of the Offer and (ii) the Adjusted Going Private Price Per Share associated with such Going Private Transaction is greater than the Cash Purchase Price paid in the Offer. No assurances can be made that a Going Private Transaction will be consummated within the next two years or at all. If a Going Private Transaction is consummated within two years of the commencement of the Offer, the Adjusted Going Private Price Per Share may nevertheless be less than the Cash Purchase Price paid in the Offer. The Company has no obligation to pursue the consummation of a Going Private Transaction or an Adjusted Going Private Price Per Share above the Cash Purchase Price.

Will any fees or expenses be deducted from any cash payments made pursuant to the CVRs?

No. The Company will pay all fees and expenses associated with the administration of the CVRs, and no such fees and expenses will be deducted from any cash payments that otherwise become payable to the holders of CVRs. However, any cash payment made pursuant to a CVR will be subject to any applicable tax withholding pursuant to Section 2.4 of the CVR Agreement. See Section 3.”

7.	Disclose the extent of the obligations that the Company has under the CVR Agreement, if any, to engage in efforts that would result in the culmination of a Going Private Transaction during the two-year term of the CVR.

Response:

In response to the Staff’s comment, the Company has revised the Offer to Purchase in Amendment No. 2 by adding the following new excerpt, after the question “May I transfer my right to receive a contingent cash consideration pursuant to a CVR to another party?” on page 2 of the Offer to Purchase:

September 18, 2017

“Does the Company have an obligation under the CVR Agreement to engage in efforts that would result in the culmination of a Going Private Transaction during the term of the CVR?

No. Pursuant to Section 4.4(a)(ii) of the CVR Agreement, ‘none of the Company or any of its Subsidiaries or Affiliates shall be in any way obligated or required to pursue, discuss, negotiate or consummate any Going Private Transaction.’”

8.	Clarify why you include the “in good faith” qualifying language here with respect to calculating the difference between the value shareholders receive in the Cash Purchase Price and the Going Private Transaction.

Response:

Herbalife respectfully advises the Staff the qualifying language “in good faith” was included in this disclosure solely to highlight the contractual protection afforded to holders of CVRs in Section 2.4(a) of the CVR Agreement against any such calculations by the Company that are made not in good faith. The Company believes and respectfully submits that the language is self-explanatory and further disclosure in the Tender Offer Materials is unnecessary.

9.	See our last comment above. Clearly describe in the Offer to Purchase all of the possible “adjustments” to the value per share shareholders would receive in any Going Private Transaction that the Company may make in setting the Adjusted Going Private Price Per Share used in calculating the CVR payment amount. Currently, your disclosure references “such matters as the Company deems relevant” and “certain other adjustments;” this language does not provide a clear basis for understanding how the calculation will be made.

Response:

In response to the Staff’s comment, the disclosure on page 2 of the Offer to Purchase under the heading “How will the CVR Payment Amount be calculated?” has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“Pursuant to the terms of the CVR Agreement, if a Going Private Transaction is consummated within two years of the commencement of the Offer, the Company will calculate, in good faith, the difference between the value shareholders receive per share in the Going Private Transaction and the Cash Purchase Price. The Company ~~will~~ may adjust the value per share received by shareholders in the Going Private Transaction for such matters as the Company deems relevant, including any increase or decrease in the class of outstanding shares, any reorganization, reclassification, combination of shares, recapitalization, reclassification, dividends or other distributions of securities, property or cash (other than regular quarterly cash dividends and share repurchases), share splits, reverse share splits, in the event all or substantially all of the Company’s assets are sold, and any other similar ~~matters~~ events that may occur in the intervening time, and make certain other adjustments, all as set forth in the CVR Agreement (the “Adjusted Going Private Price Per Share”). If a Going Private Transaction is consummated during the two

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year period following the commencement of the Offer, each holder of a CVR will be entitled to receive, for each CVR, the difference between (i) the Adjusted Going Private Price Per Share, minus (ii) the Cash Purchase Price such shareholder received for his or her tendered share, subject to the terms and conditions set forth in the CVR Agreement.”

In addition, Herbalife has revised the Offer to Purchase in Amendment No. 2 by adding the following new excerpt, after the question “How will the CVR Payment Amount be calculated?” on page 2 of the Offer to Purchase:

“What types of events will cause adjustments to the CVR Payment Amount?

Herbalife intends for adjustments to the CVR Payment Amount to reflect any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution of securities, property or cash (other than regular, quarterly cash dividends and share repurchases), and to counteract any potential distorting impact those events could have that might artificially decrease or increase the value a CVR holder might otherwise receive from the CVR. By way of example only, an adjustment would likely be made to the CVR Payment Amount if the Company were to undergo a forward share split, whereby each of the Company’s outstanding shares were split into ten shares. In this case, the CVR Payment Amount would likely be adjusted upwards by ten times to offset the distortive impact of the share split, ensuring the value of the CVR to each holder is not artificially decreased by such an event. However, adjustments to the CVR Payment amount are not contemplated or intended for events that would not artificially distort the value of the CVR to holders. For illustrative purposes only, adjustments would not be made for additional share repurchases made pursuant to the current authorized share repurchase program (described below), open market repurchases, or an acquisition where common shares were issued as consideration in such transaction.”

What is a “Going Private Transaction” for purposes of the CVR?, page 2

10.	A “going private transaction” for purposes of the federal securities laws is generally understood to mean a transaction involving an affiliate of the issuer or the issuer itself. Here and in the corresponding section later in the Offer to Purchase, clarify that a “Going Private Transaction” for purposes of this Offer and the CVRs to be issued in exchange for tendered shares could include a transaction with a non-affiliate of the Company with the requisite effect of delisting.

Response:

In response to the Staff’s comment, the disclosure on page 2 of the Offer to Purchase under the heading “What is a ‘Going Private Transaction’ for the purposes of the CVR?” has been revised as set forth in the following marked excerpt:

“A ‘Going Private Transaction,’ for the purposes of the CVR Agreement, means any consummated merger, tender offer, exchange offer, reorganization, recapitalization or similar transaction or series of transactions (including but not limited to such transaction(s) with Mr. Carl C. Icahn or any of his controlled Affiliates (as such term is defined in the CVR Agreement) other than the Company), resulting in the delisting of the Company’s securities from all national securities exchanges, or as a result which such delisting is required pursuant to applicable law, SEC regulations and/or regulations of any such national securities exchanges.

September 18, 2017

It should be noted that a Going Private Transaction, for purposes of the CVR Agreement, is broader than a Rule 13e-3 transaction, which is defined in Rule 13e-3(a)(3) under the Exchange Act and colloquially referred to as a ‘going private transaction.’ Unlike Rule 13e-3 transactions, which are generally limited to transactions with an issuer or an affiliate of such issuer relating to the equity securities of such issuer, a Going Private Transaction (as defined in the CVR Agreement) is broader and could include a transaction with a non-affiliate of the Company if the transaction otherwise fits within the definition of Going Private Transaction in the CVR Agreement.”

Following the Offer, will the Company continue as a public company?, page 4

11.	We note the disclosure here and later in the Offer to Purchase that the Offer will decrease the Company’s public float and may result in “slightly less liquidity and trading volume of the shares.” We note that almost 30% of the shares are currently held by officers, directors, and Carl Icahn, all of whom will not tender into the Offer and will therefore see an increase in their percentage ownership after the Offer is completed. Given the concentrated ownership of these shares, and the relatively large percentage of shares that will not be tendered into the Offer, consider revising the characterization of the possible decrease in liquidity and potential effects of this Offer.

Response:

In response to the Staff’s comment, the applicable disclosures on pages 4, 10 and 16 of the Offer to Purchase have been revised in Amendment No. 2 to delete the word “slightly” from the phrase “slightly less liquidity.”

If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?, page 6

12.	Explain what will happen if odd lot tenders representing more than $600 million in value are tendered in this Offer.

Response:

In response to the Staff’s comment, the disclosure under the heading “If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?” on page 6 of the Offer to Purchase has been revised as set forth in the marked excerpt below:

“If you own beneficially or of record fewer than 100 shares in the aggregate, you properly tender all of these shares at or below the Cash Purchase Price and you complete the section entitled “Odd Lots” in the Letter of Transmittal, we will purchase all of your shares without subjecting them to the proration procedure, unless the aggregate amount of “Odd Lot” tenders at or below the Cash Purchase Price exceeds an aggregate Cash Purchase Price of $600 million. See Section 1.”

September 18, 2017

What are the U.S. federal income tax consequences if I tender my shares?, page 7

13.	Explain the basis for your characterization of the tax treatment of the CVRs as substantially uncertain, given that the Company will assign a value to the CVRs for accounting purposes.

Response:

Herbalife respectfully advises the Staff that Herbalife’s characterization of the tax treatment of the CVRs as substantially uncertain is due to the absence of legal authority applicable to contingent value rights in general. The disclosure, therefore, is based on general tax principles of open and closed transactions. Although Herbalife intends to value the CVRs for accounting purposes, the question remains whether such a valuation and its methodology would cause the CVRs to have a “reasonably ascertainable value” for tax purposes. In any event, the Company respectfully points out that Herbalife’s valuation for accounting purposes is not binding on the Company’s shareholders for tax purposes.

Does the Company intend to repurchase any shares other than pursuant to the Offer during or after the Offer?, page 8

14.	We note the disclosure in the last sentence of this section to the effect that the Icahn Letter Agreement will permit Carl Icahn to own more than 50% of the shares if his increased ownership is due to a reduction in the number of shares outstanding. Clarify that additional repurchases by the Company could have the effect of further increasing Mr. Icahn’s percentage ownership stake above the 50% limit.

Response:

In response to the Staff’s comment, the disclosure on page 8 of the Offer to Purchase under the heading “Does the Company intend to repurchase any shares other than pursuant to the Offer during or after the Offer?” has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“Additionally, in connection with the Offer, the Company entered into an agreement with the Icahn Entities on August 21, 2017, which is annexed to and filed with the Schedule TO as Exhibit (d)(1) (the “Icahn Letter Agreement”). Pursuant to the Icahn Letter Agreement, the Icahn Entities agreed, among other things, that for the two years following commencement of the Offer, the Icahn Entities will not purchase or otherwise acquire common shares that would increase their aggregate beneficial ownership above 50% of the outstanding common shares unless they have agreed to acquire 100% of the outstanding common shares. Notwithstanding the foregoing, for the purposes of the Icahn Letter Agreement, the Icahn Entities will be deemed not to have increased their aggregate beneficial ownership above 50% of the outstanding common shares if the increase in their aggregate beneficial ownership percentage occurs as a result of a reduction in the outstanding common shares. Thus, any future repurchase of shares by the Company, either as

September 18, 2017

part of Herbalife’s current share repurchase program described below or otherwise, could have the potential effect of increasing the Icahn Entities’ beneficial ownership above 50% of the outstanding common shares without the Icahn Entities being required to acquire 100% of the outstanding common shares pursuant to the Icahn Letter Agreement.”

In addition, the disclosure in the final paragraph on page 30 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“Additionally, in connection with the Offer, the Company entered into the Icahn Letter Agreement with the Icahn Entities. Pursuant to the Icahn Letter Agreement, the Icahn Entities agreed, among other things, that for the two years following commencement of the Offer, the Icahn Entities will not purchase or otherwise acquire common shares that would increase their aggregate beneficial ownership above 50% of the outstanding common shares unless they have agreed to acquire 100% of the outstanding common shares. Notwithstanding the foregoing, for the purposes of the Icahn Letter Agreement, the Icahn Entities will be deemed not to have increased their aggregate beneficial ownership above 50% of the outstanding common shares if the increase in their aggregate beneficial ownership percentage occurs as a result of a reduction in the number of outstanding common shares. Thus, any future repurchase of shares by the Company, either as part of Herbalife’s current share repurchase program or otherwise, could have the potential effect of increasing the Icahn Entities’ beneficial ownership above 50% of the outstanding common shares without the Icahn Entities being required to acquire 100% of the outstanding common shares pursuant to the Icahn Letter Agreement.”

Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans, page 15

15.	Refer to the disclosure at the bottom of page 16 concerning the effects of the Offer on the conversion rate of the Company’s existing outstanding 2% convertible notes under the anti-dilution adjustment provisions of those securities. You state that the effect of the Offer on the notes would not be known until the expiration of the Offer. Expand the disclosure to describe the possible effects of the Offer, and what they will depend on. With respect to the parties to the capped call option transactions having the right to reduce the cap price thereunder as a result of the Offer, provide further details about the potential magnitude of the possible adjustment and what factors that would impact the adjustment.

Response:

In response to the Staff’s comment (and to Staff’s comment 16 below), the disclosure beginning in the final paragraph of page 16 of the Offer to Purchase has been amended and restated in its entirety in Amendment No. 2 as set forth in the following excerpt:

“The anti-dilution adjustment provisions of the Company’s existing outstanding 2% convertible notes due 2019 may require an increase in the conversion rate applicable to the convertible notes based on a formula in which the aggregate consideration paid in the tender offer plus the aggregate value of the outstanding common shares immediately following the tender offer is divided by the aggregate value of the outstanding common shares prior to the tender offer, with each such aggregate value to be determined based on the price of the common shares after the Expiration Time. However, the value of several of the variables needed to calculate this formula will not be known until the Expiration Time.

September 18, 2017

The variables in the formula consist of (i) the value of the CVRs to be determined by the Company, (ii) the number of common shares outstanding immediately after the Expiration Time (the determination of which depends on how many shareholders tender their common shares in the Offer), (iii) the number of common shares outstanding immediately prior to the Expiration Time (which number may fluctuate between the launch of the Offer and the Expiration Time) and (iv) the average of the last reported sale prices of the common shares over the 10 consecutive trading date period commencing on, and including, the trading day following the day on which the Expiration Time occurs. See Section 4.04(e) of the indenture for the 2% convertible notes due 2019. No adjustment will be made, however, if it would result in the conversion rate being decreased. In addition, the Company may defer any increase of less than 2% in the conversion rate as described in the indenture for the convertible notes.

The strike price of the Company’s capped call transactions that were entered into in connection with the convertible notes will be reduced to track any increase in the conversion rate of the convertible notes as described above, and the cap price thereunder will be reduced accordingly. In addition, the counterparties to the capped call transactions may have the right to further reduce the cap price, in their commercially reasonable discretion, if they determine that the repurchase has a material effect on the theoretical value of the shares or options on the shares, to account for that effect. Finally, if the Offer will result in the repurchase of greater than 10% of the Company’s outstanding shares, it will be deemed to constitute a “Tender Offer” under the terms of the capped call transactions, which means that the counterparties to such transactions may have the right to adjust the cap price to account for the economic effect, if any, on the capped call transactions resulting from the Offer or the announcement of the Offer (including to account for changes in volatility, expected dividends, stock loan rate or liquidity relevant to the shares or the transaction), as reasonably determined by such counterparties.

Under the forward share repurchase transactions the Company entered into in connection with the 2% convertible notes, the counterparties to such transaction may have the right to adjust the terms thereunder (presumably a reduction to the number of shares that the counterparties are required to deliver on maturity of the contracts), in their commercially reasonable discretion, if they determine that the repurchase pursuant to the Offer has a dilutive or concentrative effect on the theoretical value of the shares, to reflect that dilutive or concentrative effect. In addition, if the Offer will result in the repurchase of greater than 10% of the Company’s outstanding shares, it will be deemed to constitute a “Tender Offer” under the terms of the forward share repurchase transactions, which means that the counterparties to such transactions may have the right to make adjustments to the terms of the transactions as they reasonably determine are appropriate to account for the economic effect, if any, on the transactions as a result of the Offer (including to account for changes in volatility, expected dividends, stock loan rate or liquidity relevant to the shares or the transaction).”

16.	See our last comment above. Provide the same details with respect to the share repurchase transactions to which the Company is a party that may be impacted by the Offer.

September 18, 2017

Response:

Please see our response to Question 15 above.

Background and Reasons for Including a CVR in the Offer Consideration, page 17

17.	You state that “[e]xcept for the foregoing and as otherwise disclosed in this Offer to Purchase or the documents incorporated by reference herein, the Company does not have any plans or proposals and is not currently engaged in any negotiations that relate to or would result in [a list of extraordinary transactions that follows].” Specify the documents incorporated by reference where disclosure about this information appears so that shareholders can access it. Alternatively, delete this part of the statement.

Response:

In response to the Staff’s comment (and to Staff’s comment 18 below), the disclosure beginning in the fourth paragraph of page 17 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“~~Except for the foregoing and as otherwise disclosed in this Offer to Purchase or the documents incorporated by reference herein, t~~The Company does not currently have any plans or proposals and is not currently engaged in any negotiations that relate to or would result in:”

18.	Furthermore, we note that you qualify your statement that the “Company does not currently have any plans or proposals and is not currently engaged in any negotiations” resulting in the enumerated transactions “[e]xcept for the foregoing.” Yet, the preceding paragraphs of this section do not indicate any current plans, proposals, or negotiations and, in fact, specifically state that the “Company is not engaged in any such discussions.” Please revise or advise.

Response:

Please see our response to Question 17 above.

Conditions of the Tender Offer, page 25

19.	Refer to the disclosure in the first paragraph of this section. We do not understand the following disclosure in the parenthetical: “(whether any shares have theretofore been accepted for payment).” Please clarify how shares could be accepted for payment before the Expiration Time. Alternatively, revise or delete this statement.

Response:

In response to the Staff’s comment, the disclosure on page 25 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

September 18, 2017

“Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may, at any time, terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the applicable rules under the Exchange Act, if at any time prior to the Expiration Time ~~(whether any shares have theretofore been accepted for payment)~~ any of the following events has occurred (or shall have been reasonably determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any such event or events that are proximately caused by our action or failure to act), make it inadvisable to proceed with the Offer or with acceptance for payment:”

20.	Refer to the condition in the last bullet point on page 25. All Offer conditions must be clearly described such that shareholders can determine when they are triggered. Revise this Offer condition to specify what “adverse consequences” could occur under the Company’s 2% convertible notes, the capped call option transactions to which the Company is a party, and the forward share repurchase transactions the Company entered into when the convertible notes were issued that could trigger this condition.

Response:

As noted above in our response to Comment 15, the Tender Offer may result in an anti-dilution adjustment under the Company’s 2% convertible notes, which is an adverse consequence. While the calculation of such anti-dilution adjustment is dependent on variables that will not be known until after the Expiration Time, in the event prior to the Expiration Time it becomes apparent the Tender Offer will result in a material anti-dilution adjustment to the convertible notes, this condition to the Offer might not be satisfied. For instance, if the Company were to determine the CVRs have a significant value, this would suggest that the Offer would result in an anti-dilution adjustment, which might be considered significant by the Company. In addition, the Company may receive notice or an indication from one or more of the counterparties to the capped call transactions or forward share repurchase transactions that such counterparties are making, or will likely make, negative adjustments to the capped price of the capped call transactions, or the number of shares to be delivered under the forward share repurchase transactions, such that this condition may not be satisfied.

Thus, in response to the Staff’s comment, the condition in the last bullet on page 25 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“in the reasonable judgment of the Board, the continuation and/or consummation of the Offer would result in certain adverse consequences under the terms of (i) the Company’s outstanding 2% convertible notes due 2019 (upon a determination by the Company that the CVRs have a significant value and would result in an ~~due to the~~ anti-dilution adjustment pursuant to ~~provisions under~~ the indenture for such convertible notes), (ii) the capped call option transactions that the Company entered into in connection with the issuance of the convertible notes (upon receipt by the Company of notice or other indication from one or more of ~~including due to~~ the counterparties to such capped call contracts that such counterparties are making, or will likely make, negative adjustments to the cap price ~~seeking to reduce the cap price~~ thereunder), or (iii) those forward share repurchase transactions the Company entered into when the convertible notes were issued

September 18, 2017

(upon receipt by the Company of notice or other indication from one or more of ~~including due to the adjustments to the terms of such transactions that~~ the counterparties of such transactions that such counterparties are making, or will likely make, negative adjustments to the number of shares to be delivered ~~may seek~~ thereunder), which in the Board’s determination make it inadvisable to proceed with the Offer;

21.	Refer to the second to last Offer condition appearing on page 27. Revise to clarify when the Company’s acceptance, purchase or payment of shares pursuant to the Offer would violate or conflict with its Credit Facility or any other existing credit facility of the Company in place at the time of this Offer.

Response:

The Company’s Credit Facility restricts under certain circumstances the Company’s ability to make share repurchases, pay dividends on its common stock and other similar transactions (collectively, “restricted payments”). The Company’s Credit Facility provides certain baskets for permitted restricted payments. Although the circumstance is seen by the Company as quite unlikely, the value ascribed to the CVR (once determined) could potentially be deemed to constitute a restricted payment under the Credit Facility, and accordingly, if the value of the CVR is significantly higher than anticipated, the payment of the consideration for the Offer might not be a permitted restricted payment under such Credit Facility. At this time, however, the Company believes the value of the CVR to be issued will be such that the consideration amounts to a permitted restricted payment under the Company’s Credit Facility.

Thus, in response to the Staff’s comment, the penultimate condition appearing on page 27 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“in the reasonable judgment of the Board, the Company’s acceptance for payment, purchase or payment for any shares tendered in the Offer shall violate or conflict with, or otherwise be contrary to, the Credit Facility or any other existing credit facility of the Company then in place as of the time of this Offer to the extent the consideration payable in the Offer constitutes a prohibited restricted payment thereunder; or”

22.	Refer to the disclosure in the second to last paragraph of this section. Note that when an Offer condition is triggered, the Company must promptly amend the Offer materials to advise shareholders whether it will waive the condition and proceed with the Offer, or assert the condition to terminate it. We advised you of this position in an oral comment issued on August 23, 2017 with respect to the original Offer condition relating to an increase or decrease of 10% or more in your share price. Please revise here in a manner consistent with this position.

Response:

In response to the Staff’s comment, the disclosure in third paragraph on page 27 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

September 18, 2017

“If any of the conditions specified above occur and provide the Company with the right to terminate the Offer, we will promptly amend the Tender Offer Materials to indicate whether we will waive such condition and proceed with the Offer or terminate the Offer. ~~Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such~~ Our right to assert a condition will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Time. Any determination by us concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participant’s disputing such determination in a court of competent jurisdiction.

Legal Matters; Regulatory Approvals, page 34

23.	We note the following disclosure in this section: “The Offer is currently scheduled to expire during a Company ‘black-out’ period when our officers and directors would typically be precluded from buying or selling common shares. It is the Company’s current intention to either disclose updated information that could be material to a shareholder’s decision of whether or not to tender shares in the Offer shortly before the Expiration Time, or extend the scheduled expiration of the Offer to a later date and time.” What is meant by “shortly before the Expiration Time” (as a period of days), for purposes of this statement? As you are aware, the tender offer rules require that material changes to existing disclosure in tender offer materials must be disseminated in a timely manner to allow shareholders to react.

Response:

Herbalife acknowledges the Staff’s comment and its obligation to disseminate any material changes to the Tender Offer Materials to shareholders in a timely manner and advises the Staff Herbalife will disclose any such updated information (depending on the materiality of the information at the time) between three to five business days prior to the Expiration Time.

Background and Reasons for Including a CVR in the Offer Consideration, page 42

24.	We note the Company has chosen to offer CVRs at this time because it has been in talks with “various parties” regarding a potential Going Private Transaction and therefore included the CVR component of the Offer consideration as a means of protecting tendering shareholders if the Company is purchased within two years after this Offer. In light of this disclosure by the Company and the need for shareholders to be able to better assess the value of the CVRs offered as consideration, please provide the following disclosures about the Company’s prior discussions about a potential Going Private Transaction:

•	in the first paragraph of this section, clarify by dates or date ranges what you mean by the reference to “from time to time in the past;”

•	expand your disclosures regarding the number and nature of the “various parties” that engaged with the Company regarding a potential Going Private Transaction, including “Party A” (for example, whether they were strategic buyers or financial buyers and whether they were affiliates of the Company or its control persons);

September 18, 2017

•	explain why the board determined to offer CVRs at this time, given your disclosure that the prior discussions regarding a potential Going Private Transaction “occurred over the past few years”;

•	to the extent that the board’s decision to include CVRs in this Offer was prompted by the recent discussions with “Party A,” explain the reasons why these discussions, unlike those with other parties over the past years, led the board to offer CVRs at this time; and

•	explain the reasons for the board’s decision to establish a two-year term for the CVRs.

Response:

In response to the Staff’s comment, the disclosure under the heading “Background and Reasons for Including a CVR in the Offer Consideration.” on page 42 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“Over the past two years~~From time to time in the past~~, the Company has engaged in discussions with two parties (both of which are financial parties) regarding potential transactions, ~~some~~ one of which if consummated would have constituted a Going Private Transaction. Each party expressed varying levels of interest in possibly engaging in a transaction. Neither of the two parties is affiliated with the Company. At the time of this Offer, however, the Company is not engaged in any such discussions.

In light of the fact the Company has in the past had discussions with ~~various~~ one of the aforementioned parties regarding potential transactions that might lead to a Going Private Transaction, the Board determined it would be appropriate to provide shareholders with some protection in the event they sold shares in the Offer and within a two-year period following the commencement of the Offer, a Going Private Transaction was consummated, resulting in shareholders receiving a higher price per share than paid in the Offer. Specifically, in approving the making of the Offer, the Board was mindful of the fact that prior discussions with one of the aforementioned parties have occurred over the past two years. Prior to this Tender Offer, the Company had not considered offering a CVR in conjunction with its open market purchases of the Company’s shares.

With respect to the term of the CVR, although the Board considered potentially approving a CVR with a term of less than two years, ultimately the Board determined in its business judgment that a two-year duration represented a reasonable but not unduly lengthy time period during which a Going Private Transaction could potentially be consummated and where the payment of additional cash consideration would be appropriate under the circumstances.

Set forth below is an ~~representative~~ overview of the nature of the discussions that transpired between the Company and a third party which, in part, formed the basis for inclusion of a CVR component as part of the Offer consideration.

September 18, 2017

Starting on or about November 16, 2016, following an introduction by one of the Company’s independent directors, representatives of the Company began discussing a potential business combination transaction with a prospective financial investor (“Party A”). The Company entered into a non-disclosure agreement with Party A on December 23, 2016. After entering into the non-disclosure agreement, from mid-January to mid-May in 2017, representatives of the Company provided representatives of Party A with information regarding its business and engaged in discussions regarding the information exchanged and a potential business combination. The discussions were on-going throughout this time period, however, the Company did not receive an offer and was not provided with any specific valuation for the Company’s shares. The transaction under discussion proceeded in the direction of a potential “all-cash” purchase of all outstanding common shares by Party A. The Company instructed its financial advisor to terminate discussions with Party A. On August 16, 2017, the Company’s financial advisor sent Party A formal notice communicating the Company’s decision to terminate all discussions and rescind Party A’s access to the data room previously established for conducting due diligence on the Company. On August 20, 2017, after receipt of the notice formally terminating discussions, a representative of Party A and a representative of the Company had a conversation. Party A did not indicate a desire to reinitiate the discussions at a future date, but they did indicate that they had not lost interest. However, the Company is not seeking to reinitiate discussions at this time. Notwithstanding the forgoing, no assurances can be given future discussions will occur between Party A and the Company, and if they do occur, no assurances can be given such discussions will lead to a transaction. ~~These discussions were formally terminated on August 16, 2017.~~”

In addition to the clarifying disclosure included in the Offer to Purchase, Herbalife respectfully advises the Staff on a supplemental basis that Herbalife’s discussions with Party A did not directly cause the Board to consider including a CVR as part of the consideration in the Offer. Rather, the discussions with Party A were but one of several factors considered by the Board in determining to offer a CVR. Other factors considered include, for example, the Board’s determination that offering a CVR may make the Offer more attractive to shareholders in light of the general market perception the Company might undergo a Going Private Transaction and that such a CVR would provide tendering shareholders with some protection if such a Going Private Transaction were to occur. As clarified in the new disclosures in the Offer to Purchase, CVRs were not considered earlier when Herbalife was repurchasing shares in the open market.

As noted in the clarifying disclosure added to the Offer to Purchase, the Board considered offering a CVR with differing durations (e.g., one-year term, an eighteen-month term and a two-year term). But ultimately, the Board determined, in its business judgment, not to offer a one-year CVR because any Going Private Transaction would likely take more than one year to consummate from the point of initial contact. The Board, in exercising its business judgment, determined that a two-year term represented a reasonable period for which additional compensation would be appropriate should a Going Private Transaction be consummated at a price per share higher than the price per share paid in the Offer.

25.	Refer to the third paragraph of this section. Provide additional details about the background of the discussions with Party A and the eventual termination of such discussions. Your expanded disclosure should address the following:

•	Describe how these discussions were initiated and by whom.

September 18, 2017

•	Describe the scope of the discussions, the steps taken to pursue these discussions, and the stage that these discussions reached before they were terminated. What form of transaction was discussed with Party A? Did the Company ever receive an offer, an indication of interest, or any expressions of value for a potential transaction from Party A? If so, disclose the material terms and the board’s response.

•	Provide additional details surrounding the termination of the discussions with Party A. Who terminated the discussions and why? If the discussions were terminated by Party A, what reason was cited? If the Company terminated the discussions, explain the reasons for this decision. Disclose whether the parties indicated any interest in reinitiating the discussions at a future date.

•	Did Party A (or any other parties with whom the Company had discussions) play any role in the Company’s decision to commence this Offer or the discussions regarding the Offer that were ongoing before the discussions with Party A were terminated in August 2017? If so, please describe. For example, did the discussions with Party A have any effect on the board’s determination of the price range for the cash component of the Offer consideration?

Response:

Please see our revisions to the section under the heading “Background and Reasons for Including a CVR in the Offer Consideration” on page 42 to the Offer to Purchase and the additional information contained in our response to Question 24 above.

In addition, Herbalife advises the Staff on a supplemental basis discussions with third parties, including but not limited to Party A, did not play any role in the Company’s decision to commence the Offer. Rather, the Board took into account a variety of factors including the Company’s stock price, the overall passage of time, and the fact that only a relatively small percentage of shares authorized for repurchase under the Company’s $1.5 billion share repurchase program had been purchased up to that point through open market purchases. Accordingly the Board, desirous of making further progress under the Company’s existing share repurchase program, determined it was appropriate to proceed with the Offer in order to acquire a meaningful number of Company shares before year-end. The Board’s determination of the price range set forth in the Offer was not affected by the discussions with Party A.

Miscellaneous, page 43

26.	You state that you may not accept tenders from or on behalf of shareholders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i) or revise to clarify. Refer to our guidance in Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

September 18, 2017

Response:

In response to the Staff’s comment, the penultimate paragraph on the page marked “Important” of the Offer to Purchase has been revised as set forth in the following marked excerpt to clarify that the Company is relying on Rule 13e-4(f)(9)(ii):

“This Offer to Purchase and accompanying Letter of Transmittal do not constitute an offer to purchase securities in any ~~jurisdiction~~ state in which such offer is not permitted or would not be permitted pursuant to the laws of such state(s). If we become aware of any ~~jurisdiction~~ state where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law where practicable. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such ~~jurisdiction~~ state(s).”

In response to the Staff’s comment, the disclosure on page 43 of the Offer to Purchase has been revised as set forth in the following marked excerpt to clarify that the Company is relying on Rule 13e-4(f)(9)(ii):

“This Offer to Purchase and accompanying Letter of Transmittal do not constitute an offer to purchase securities in any ~~jurisdiction~~ state in which such offer is not permitted or would not be permitted pursuant to the laws of such state(s). If we become aware of any ~~jurisdiction~~ state where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law where practicable. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such ~~jurisdiction~~ state(s).”

Exhibit 99(D)(1) – Agreement by and among the Company and Carl C. Icahn

27.	We note that the “CVR Agreement” listed as Exhibit A to this Agreement is not attached. Confirm that it is the same as the Form of CVR Agreement included as Exhibit 99(A)(1)(F) to the Schedule TO.

Response:

Herbalife acknowledges the Staff’s comment and confirms that the “CVR Agreement” listed as Exhibit A to the Agreement by and among the Company, Carl C. Icahn and his controlled affiliates is the same document as the Form of CVR Agreement attached to and filed with the Schedule TO as Exhibit 99(A)(1)(F).

If we can be of any further assistance, or if you have any questions regarding this letter, please do not hesitate to call me at (310) 552-8641 or my partner, Jim Moloney, at (949) 451-4343.

Sincerely,

/s/ Jonathan K. Layne

September 18, 2017

Jonathan K. Layne

cc:	Richard Werber

Acting General Counsel

Herbalife Ltd.

James J. Moloney

Gibson Dunn & Crutcher LLP